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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                Commission File Number 0-23514
                                                                       ---------

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 11-K / /Form 20-F / /Form 10-Q / /Form N-SAR

For Period Ended: March 31, 1999
                  --------------------------------------------------------------
/  / Transition Report on Form 10-K       /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F       /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

Full name if registrant:  ROCKPORT HEALTHCARE GROUP, INC.
                        --------------------------------------------------------
Former name if applicable:
  PROTOKOPOS CORPORATION
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Address of principal executive office (Street and number)
  50 BRIAR HOLLOW LANE, #515W
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City, State and Zip Code:  HOUSTON, TEXAS 77027
                         -------------------------------------------------------


                      PART II. RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/ X /   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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/ X /   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ X /   (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

                             PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

        The Company is awaiting the audit report from its auditors, Hein + Associates, Inc., CPA's, Houston, Texas.




                          PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

  Larry K. Hinson                            713          621-9424
---------------------------------- ----------------- ---------------------------
  (Name)                                 (Area Code)   (Telephone number)

        (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).                              /X/ Yes  / / No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                       / / Yes  /X/ No


        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rockport Healthcare Group, Inc.
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   June 30, 1999                        By:
    ---------------------------------------     --------------------------------
                                             Name:  Larry K. Hinson
                                             Title: Secretary-Treasurer



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                                  [letterhead]



June 29, 1999


Larry Hinson
Rockport Healthcare Group, Inc.
50 Briar Hollow Lane, Ste. 515 West
Houston, Texas 77027

Dear Mr. Hinson:

We have not completed our client acceptance process. As a result, we have been unable to begin the audit of Rockport Healthcare Group, Inc. for the year ended March 31, 1999. We anticipate completing the client acceptance process today or tomorrow and beginning the audit on Thursday or Friday of this week.

We understand your goal is to file the Form 10-k by the extended due date. We will endeavor to complete the audit to allow for a timely filing.

Sincerely,


/s/ Keith Tunnell
Keith Tunnell, Partner

KT/ao